

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

Via E-mail
Elizabeth Giddens
Assistant General Counsel
Nationstar Mortgage Holdings, Inc.
350 Highland Drive
Lewisville, TX 75067

> Re: **Nationstar Mortgage Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-35449**

Dear Ms. Giddens:

We completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc. Via E-mail
Duane McLaughlin
Cleary Gottlieb Steen & Hamilton LLP